News

Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM RAISES $2.5M CREDIT FACILITY FROM PLENUS VENTURE LENDING

TEL-AVIV, Israel - April 15, 2008-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM), a leading network test and service monitoring solutions provider, today announced that it has been granted a $2.5 million credit facility by Plenus, a leading Israeli Venture Lending fund. The credit facility bears a fixed annual interest rate of 10% and is for a period of three years.

Mr. David Ripstein, RADCOM’s President and CEO, said, “Plenus strategic credit facility is the final step in the turnaround plan that we have been following for the past two quarters, an effort that has returned the company to firm control and moved us forward on a path of growth. Plenus credit line, together with the $2.5 million PIPE transaction that we closed earlier in the year, gives us the capital we need to carry out our strategies for taking the company to the next level. We are grateful to Plenus for their vote of confidence and look forward to a fruitful long-term partnership.”

Lee-Bath Nelson, Plenus’ General Partner stated: “We are pleased to add RADCOM to the Plenus portfolio family. We were impressed by RADCOM’s management, which has led the Company through a challenging turnaround and is now implementing strategies that have returned it to growth. We are also impressed by the steadfast support demonstrated by the Company’s investors, led by Zohar Zisapel .”

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About Plenus

Plenus, an affiliate of Viola Partners, is the only Israeli Venture Lending Fund providing credit facilities to revenue stage technology companies. Plenus currently manages over $300mm and is backed by Israel's largest financial institutions as well as US based investors. To date, the fund has provided its portfolio companies credit facilities totaling over $200mm in over 50 deals and has participated in 9 significant exits. Plenus’ portfolio companies include Broadlight, CyberArk, Expand, RedBend, and Wintegra. Alongside Plenus Venture Lending, Plenus also manages Plenus Mezzanine, aimed at the non-high-tech middle market in Israel.

For more information on Plenus, please visit www.plenus.co.il

Plenus is an affiliate of the Viola Partners Group, a leading innovative private equity investment group with over $1.5B under management, focused on technology-based growth opportunities in Israel.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.